EXHIBIT 99.1

B Communications Ltd. Announces a Private

Placement of NIS 240 Million Par Value of its Series C Debentures to Israeli

Institutional Investors

Ramat-Gan, Israel, January 23, 2018 - B Communications Ltd. (NASDAQ and TASE: BCOM), today announced a private placement of NIS 240 Million par value of its Series C Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 249 million (approximately US$ 73 million).

The private placement was carried out as an increase to the outstanding Series C Debentures of B Communications, which were first issued in September 2016 and have identical terms. The transaction was conducted as a private placement to “classified”/“institutional” investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law).

The private placement was offered pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series C Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available. Initial re-sales will be restricted by applicable securities laws.

The issuance of the newly issued Series C Debentures is subject to: (a) the approval of Midroog Ltd., an Israeli rating company affiliated with Moody’s, that the issuances will not cause a reduction in the Series C Debentures current rating; and (b) the listing of the additional debentures for trade on the Tel Aviv Stock Exchange;

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series C Debentures, for tax purposes. According to the principles set out by the tax authority, as a result of the private placement, the adjusted discount rate for all Series C Debentures is 0.07%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of the Series C Debentures and does not reflect the final tax liabilities of Series C bondholders.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Barak Capital Underwriting has acted as the sole distributer at the issuance.

Doron Turgeman, CEO of B Communications commented: “We are very pleased with the results of the private placement and the vote of confidence from major Israeli institutional investors. We have repeatedly demonstrated our strong ability to raise debt from local investors quickly and effectively.”

The Investors are hereby referred to the immediate reports published by the Company regarding the investigation of the Israel Securities Authority with respect to the “Bezeq” Group.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F and its reports on Form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620